Exhibit 1

Information release

30 November 2004

Westpac completes buyback of NZ Class Shares

Westpac (NZ) Investments Limited (WNZIL), the issuer of Westpac’s NZ Class shares, today advised that its on-market share buyback was completed on 29 November 2004.  Since the buyback commenced on 8 June 2004, WNZIL has purchased a total of 1.125 million shares, representing 2.1% of NZ Class shares on issue.

The 1.125 million shares were purchased for a total consideration of NZ$20.1 million, equating to an average price of NZ$17.91 per share.

The buyback was conducted ‘on-market’ through an independent stockbroker and so WNZIL does not know the identity of the sellers of the shares.

WNZIL will hold the shares purchased through the buy-back as treasury stock in accordance with section 67A of the New Zealand Companies Act 1993.

Ends.